PANNONPLAST

INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance

450 Fifth Street, N.W., Stop 3-9
Washington, D.C. 20549
U.S.A.

Budapest, June 21, 2004

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please, find enclosed the latest extraordinary announcement of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Radócz Róza

Róza Radócz (Ms)
Executive Assistant

dlw 7/8

Encl

PANNONPLAST

Extraordinary announcement

Pannonplast has successfully renewed its three-year club loan

There have been intensive negotiations in the last three months among Pannonplast and its creditors on the restructuring and refinancing of the originally EUR 17.1 million three-year loan which matured on October 9, 2003 and was prolonged several times since. As a result of the past period's efforts the Company signed the new medium-term club loan with CIB Bank, K&H Bank and OTP Bank on June 21, 2004. The total amount of the tranches of the club loan expiring mainly between 2006 and 2008 is nearly HUF 8.5 billion, which can be used in HUF or partly in EUR.

'Our Company's new strategy and business plan, which is supported by the banks, contributed significantly to the present agreement. Our new club loan ensures that with the help of a stable financing background the management will concentrate on the realization of the strategy published in March and that the results of it will become visible for our shareholders as soon as possible' said Mr. Csaba Zoltán, chairman and CEO of Pannonplast.

'The agreement on refinancing of our club loan took place during the rationalization of Pannonplast's activities that unambiguously proves the confidence of the commercial banks. The bi-currency club loan provides certain flexibility to manage the exchange rate risks resulting from the base activities' stated Mr. Dénes Gyimóthy, CFO.

Budapest, June 21, 2004

Pannonplast Plc.